# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pelican Acquisition Corp, CIK 0002037431
CUSIP: G6993G103
Title of class of securities: Ordinary Share, par value $0.0001 per share
Address of issuer's principal executive offices: 1185 Avenue of the Americas, Suite 304, New York, New York (NY), 10036
Date of event which requires filing of this statement: 05/30/2025
Filed by CIK 0002064019
Persons authorized to receive notices and communications: Robert Labbe, 1185 Avenue of the Americas, Suite 304, New York, New York (NY), 10036, (212) 612-1400

## Reporting persons
- Pelican Sponsor LLC (CIK 0002064019): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 3,087,500; shared voting power 0; sole dispositive power 3,087,500; shared dispositive power 0; aggregate amount beneficially owned 3,087,500 (25.73% of the class)
  Comment: Includes (i) 2,875,000 ordinary shares of the Issuer, $0.0001 par value ("Founder Shares") as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-286452) and (ii) 212,500 ordinary shares of the Issuer underlying units (each unit consisting of one ordinary share and one right to receive one-tenth (1/10) of one ordinary share upon the consummation of the Issuer's initial business combination, acquired pursuant to a Private Placement Unit Purchase Agreement by and between Pelican Sponsor LLC (the "Sponsor") and the Issuer. On May 30, 2025, the Sponsor and its member entered into the First Amendment to the Operating Agreement, whereby 91.70% of the Sponsor's interest was transferred to Aspira Capital Consulting LTD, making it the majority holder of the Sponsor.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Share, par value $0.0001 per share
Name of issuer: Pelican Acquisition Corp
Address of issuer's principal executive offices: 1185 Avenue of the Americas, Suite 304, New York, New York (NY), 10036

## Item 2. Identity and Background
Name of person filing: This statement is filed by the Reporting Person. The Reporting Person is the holder of record of approximately 25.73% of the Issuer's outstanding Ordinary Shares based on the number of Ordinary Shares outstanding as of June 18, 2025.
Residence or business address: The principal business address of the Reporting Person is 1185 Avenue of the Americas, Suite 304, New York, NY 10036.
Present principal occupation or employment: The Reporting Person is the Sponsor of the Issuer in connection with the Issuer's initial public offering and potential business combination.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.
Citizenship: The Reporting Person is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction: In connection with the organization of the Issuer, on August 22, 2024, pursuant to a Subscription Agreement, the Issuer issued an aggregate of 2,875,000 ordinary shares as Founder Shares, to the Sponsor for an aggregate purchase price of $25,000. Such Founder Shares include 375,000 ordinary shares that will be subject to forfeiture if the underwriters' over-allotment option is not exercised in full. Simultaneously with the consummation of the Issuer's initial public offering, the Sponsor purchased 201,250 units ("Placement Units") of the Issuer at $10.00 per Placement Unit, as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one ordinary share and one right to receive one-tenth (1/10) of one ordinary share upon the consummation of the Issuer's initial business combination (as described more fully in the Issuer's Final Prospectus dated May 22, 2025). On May 28, 2025, the underwriters notified the Company of their exercise of the over-allotment option in full to purchase 1,125,000 additional units (the "Option Units") at $10.00 per unit. The closing of the issuance and sale of the Option Units occurred on May 30, 2025. Simultaneously with the closing of the over-allotment option, the Sponsor purchased 11,250 Additional Units of the Issuer at $10.00 per Placement Unit, as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. On May 30, 2025, the Sponsor and its member entered into the First Amendment to the Operating Agreement, whereby 91.70% of the Sponsor's interest was transferred to Aspira Capital Consulting LTD, making it the majority holder of the Sponsor. The Ordinary Shares owned by the Reporting Person have been acquired for investment purposes. The Reporting Person may make further acquisitions of the Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Person at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors, subject to certain lock-up restrictions. Except for the foregoing, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D. With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Person, the Reporting Person has agreed (A) to vote their shares in favor of any proposed business combination; (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) (i) a proposed initial business combination or (ii) an amendment to certain provisions of the Issuer's amended and restated memorandum and articles of association; and (C) not to redeem any Founder Shares or the Ordinary Shares comprising the Private Placement Units in connection with the liquidation of the Trust Account (as defined below) if the Issuer fails to complete an initial business combination within 15 months from the completion of its initial public offering. The Reporting Person may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of Ordinary Shares beneficially or directly owned by the Reporting Person is based upon a total of 11,998,750 ordinary shares and outstanding as of June 18, 2025. The Reporting Person beneficially owns 3,087,500 Ordinary Shares, representing approximately 25.73% of the total issued and outstanding ordinary shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The beneficial ownership of the Reporting Person is 3,087,500 Ordinary Shares, representing approximately 25.73% of total issued and outstanding Ordinary Shares.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions of the Issuer's Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Subscription Agreement between the Issuer and Sponsor On August 22, 2024, the Issuer and Sponsor entered into a Subscription Agreement, pursuant to which the Issuer issued an aggregate of 2,875,000 ordinary shares as Founder Shares, to the Sponsor for an aggregate purchase price of $25,000. The description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.5 to the Issuer's Form S-1/A, filed by the Issuer with the SEC on April 30, 2025 (and is incorporated by reference herein as Exhibit 10.5). On May 30, 2025, the Sponsor and its member entered into the First Amendment to the Operating Agreement, whereby 91.70% of the Sponsor's interest was transferred to Aspira Capital Consulting LTD, making it the majority holder of the Sponsor. Private Placement Unit Purchase Agreement On May 22, 2025, the Issuer and Sponsor entered into a Private Placement Unit Purchase Agreement, pursuant to which the Sponsor purchased 201,250 units ("Placement Units") of the Issuer at $10.00 per Placement Unit simultaneously with the consummation of the Issuer's initial public offering. Additionally, if the underwriters in the IPO exercise their over-allotment option in full or in part, the Sponsor will purchase up to an additional 11,250 units ("Additional Unit") at $10.00 per Additional Unit, for an aggregate purchase price of up to $112,500. Each Placement Unit consists of one ordinary share and one right to receive one-tenth (1/10) of one ordinary share upon the consummation of the Issuer's initial business combination (as described more fully in the Issuer's Final Prospectus dated May 22, 2025). The description of the Private Placement Unit Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.6 to the Issuer's Form 8-K, filed by the Issuer with the SEC on May 28, 2025 (and is incorporated by reference herein as Exhibit 10.6). Insider Letter On May 22, 2025, in connection with the IPO, the Issuer and the Sponsor entered into a letter agreement (the "Letter Agreement"). Pursuant to the Letter Agreement, the Sponsor agreed (A) to vote its Founder Shares, any Ordinary Shares underlying the Placement Units and any public shares (other than public shares purchased outside of a redemption offer which may not be voted in favor of approving the Business Combination transaction in accordance with the requirements of Rule 14e-5 under the Exchange Act and any SEC interpretations or guidance relating thereto) in favor of any proposed business combination, (B) not to propose an amendment to the Issuer's Amended and Restated Memorandum and Articles of Association that would modify the substance or timing of the Issuer's obligation to redeem the public shares if the Issuer has not consummated a business combination within 15 months from the completion of the initial public offering or any other provision relating to shareholders' rights or pre-initial business combination activity, (C) not to redeem any Founder Shares and any shares underlying the Placement Units into the right to receive cash from the Trust Account of the Issuer (as defined in the Insider Letter) in connection with a shareholder vote to approve the Issuer's proposed business combination or a vote to amend the provisions of the Issuer's Amended and Restated Memorandum and Articles of Association relating to shareholders' rights or pre-business combination activity and (D) that the Founder Shares and any Ordinary Shares underlying the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that in the event of the liquidation of the Trust Account, it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account. The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on May 28, 2025 (and is incorporated by reference herein as Exhibit 10.1). Registration Rights Agreement On May 22, 2025, in connection with the Issuer's initial public offering, the Issuer and the Sponsor entered into a registration rights agreement, pursuant to which the Sponsor was granted certain demand and "piggyback" registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on May 28, 2025 (and is incorporated by reference herein as Exhibit 10.3).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Letter Agreement, dated as of May 22, 2025, by and between the Issuer, the Sponsor, and the Issuer's officers and directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 28, 2025).

https://www.sec.gov/Archives/edgar/data/2037431/000182912625003997/pelicanacq_ex10-1.htm

Exhibit 2 - Private Placement Unit Purchase Agreement, dated May 22, 2025, by and between the Company and the Sponsor (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 28, 2025).

https://www.sec.gov/Archives/edgar/data/2037431/000182912625003997/pelicanacq_ex10-6.htm

Exhibit 3 - Registration Rights Agreement, dated as of May 22, 2025, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 28, 2025).

https://www.sec.gov/Archives/edgar/data/2037431/000182912625003997/pelicanacq_ex10-3.htm

Exhibit 4 - Subscription Agreement, dated as of August 22, 2024, by and between the Issuer and Sponsor (incorporated by reference to Exhibit 10.5 to the Issuer's Form S-1/A, filed by the Issuer with the SEC on April 30, 2025).

https://www.sec.gov/Archives/edgar/data/2037431/000182912625003227/pelicanacq_ex10-5.htm

## Signatures
- Pelican Sponsor LLC: /s/ Chen Chen, Chen Chen / Managing Member (06/18/2025)